 Exhibit 99.2
IFRS INR Press Release

Infosys (NYSE: INFY) announces results for the Quarter ended June 30, 2018

Bengaluru, India – July 13, 2018

•	Digital revenues at $803 million (28.4% of total revenues), sequential growth of 8.0% and year-on-year growth of 25.6% in constant currency terms
•	1:1 bonus issue of equity shares and 1:1 stock dividend of American Depositary Shares
•	Q1 19 revenues grew year-on-year by 12.0% in INR terms; 6.0% in constant currency terms
•	Q1 19 revenues grew sequentially by 5.8% in INR terms; 2.3% in constant currency terms
•	Operating margins at 23.7%, at the upper quartile of the guidance
•	Large deal wins crossed $1 billion, of which over 40% was from Financial Services
•	$100 mn clients increased sequentially by 4 to 24
•	Utilization (excluding trainees) at all-time high of 85.7%
•	Free Cash Flow up sequentially by 32.1% in USD terms
•	RoE increases to 25.5% as compared to 24.1% last quarter
•	EPS grew by 9.1% on a year-on-year basis
•	FY 19 revenue guidance in constant currency retained at 6%-8%; FY 19 operating margin guidance retained at 22%-24%

1.	Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2018

•	Revenues were 19,128 crore for the quarter ended June 30, 2018 YoY growth of 12.0%; QoQ growth of 5.8%
•	Net profit was 3,612 crore for the quarter ended June 30, 2018, including impact of 270 crore on account of reduction in the fair value of Assets held for sale YoY growth of 3.7%; QoQ decline of 2.1%
•	Basic EPS at 16.62 for the quarter ended June 30, 2018, including impact of 1.24 on account of reduction in the fair value of Assets held for sale YoY growth of 9.1%; QoQ decline of 2.1%

“The strong revenue and margin performance in this quarter shows that our dual emphasis on Agile Digital and AI-driven Core services is resonating with our clients”, said Salil Parekh, CEO and MD. “With our Agile Digital business growing sequentially at 8% in constant currency and increase in our large deal wins to over US$ 1 billion, we see good traction in the market.”

“Our emphasis on deepening client relationships resulted in strong client metrics including increase in the number of $100 million+ clients to 24”, said U B Pravin Rao, COO. “Utilization excluding trainees reached an all-time high of 85.7%.”

“We had broad-based financial performance on multiple fronts - RoE crossed 25%, Free cash flow was up 32% quarter on quarter and operating margins were at the upper quartile of our margin guidance”, said M.D. Ranganath, CFO. “While we continue to make strategic investments to leverage the opportunities in Digital, our relentless focus on operational efficiencies continued in this quarter.”

2.	Bonus issue of equity shares

The Board in its meeting held on July 13, 2018 has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the issue of bonus shares to celebrate the 25th year of Company’s public listing in India and to further increase the liquidity of its shares. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

3.	Addition to the Board

The Board appointed Michael Gibbs as an Independent Director of the Company effective July 13, 2018 for a period of three years, based on the recommendation of the Nomination and Remuneration Committee of the Board.

4.	Assets Held for Sale

During the three months ended June 30, 2018, on re-measurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya. Consequently, profit for the three months ended June 30, 2018 has decreased by 270 crore resulting in a decrease in Basic earnings per equity share by 1.24 for the quarter ended June 30, 2018.

5.	Adoption of Ind AS 115 - Revenue from contracts with customers

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method which is applied to contracts that were not completed as of April 1, 2018. Accordingly, the comparatives have not been retrospectively adjusted. The effect on adoption of Ind AS 115 was insignificant.

6.	Voluntary delisting of American Depositary Shares from Euronext Paris and London

In line with the announcement made on June 11, 2018, the Company has voluntarily delisted its American Depository Shares (“ADSs”) (ISIN US4567881085) from Euronext Paris and London on July 5, 2018 and its ADS were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs will continue to be listed on the NYSE under the symbol “INFY” and investors can continue to trade their ADSs on the New York Stock Exchange.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon +91 80 4156 3998 Sarah_Gideon@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Audited Condensed Consolidated Balance Sheet as at

(In crore except share data)

	June 30, 2018	March 31, 2018
ASSETS
Current assets
Cash and cash equivalents	16,506	19,818
Current investments	6,876	6,407
Trade receivables	13,699	13,142
Unbilled revenue	4,655	4,261
Prepayments and other current assets	4,841	4,313
Derivative financial instruments	36	16
	46,613	47,957
Assets held for sale(3)	1,867	2,060
Total current assets	48,480	50,017
Non-current assets
Property, plant and equipment	12,192	12,143
Goodwill	2,394	2,211
Intangible assets	370	247
Investment in associate	–	–
Non-current investments	5,623	5,756
Deferred income tax assets	1,300	1,282
Income tax assets	6,056	6,070
Other non-current assets	1,688	2,164
Total non-current assets	29,623	29,873
Total assets	78,103	79,890
LIABILITIES AND EQUITY
Current liabilities
Trade payables	798	694
Derivative financial instruments	136	42
Current income tax liabilities	2,032	2,043
Client deposits	187	38
Unearned revenue	2,327	2,295
Employee benefit obligations	1,498	1,421
Provisions	523	492
Other current liabilities	8,688	6,756
	16,189	13,781
Liabilities directly associated with assets held for sale(3)	345	324
Total current liabilities	16,534	14,105
Non-current liabilities
Deferred income tax liabilities	505	541
Employee benefit obligations	43	48
Other non-current liabilities	335	272
Total liabilities	17,417	14,966
Equity
Share capital- 5 par value 2,40,00,00,000 (2,40,00,00,000) equity shares authorized, issued and outstanding 2,17,33,36,341 (2,17,33,12,301), net of 1,07,90,750 (1,08,01,956) treasury shares, as at June 30, 2018 (March 31, 2018), respectively	1,088	1,088
Share premium	229	186
Retained earnings	56,567	61,241
Cash flow hedge reserves	9	–
Other reserves	1,920	1,583
Capital redemption reserve	56	56
Other components of equity	816	769
Total equity attributable to equity holders of the company	60,685	64,923
Non-controlling interests	1	1
Total equity	60,686	64,924
Total liabilities and equity	78,103	79,890

Infosys Limited and subsidiaries

Audited Condensed Consolidated Statement of Comprehensive Income for the

(In crore except equity share and per equity share data)

	Three months ended June 30, 2018	Three months ended June 30, 2017
Revenues	19,128	17,078
Cost of sales	12,288	10,900
Gross profit	6,840	6,178
Operating expenses:
Selling and marketing expenses	1,005	888
Administrative expenses	1,298	1,179
Total operating expenses	2,303	2,067
Operating profit	4,537	4,111
Other income, net	726	814
Reduction in the fair value of Disposal Group held for sale(3)	(270)	–
Share in net profit/(loss) of associate, including impairment(4)	–	(71)
Profit before income taxes	4,993	4,854
Income tax expense	1,381	1,371
Net profit	3,612	3,483
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of the net defined benefit liability/asset, net	1	(3)
Equity instruments through other comprehensive income, net	4	–

Items that will be reclassified subsequently to profit or loss:
Fair value changes on derivatives designated as cash flow hedge, net	9	(66)
Exchange differences on translation of foreign operations	87	107
Fair value changes on investments, net	(45)	27
Total other comprehensive income/(loss), net of tax	56	65
Total comprehensive income	3,668	3,548

Profit attributable to:
Owners of the Company	3,612	3,483
Non-controlling interests	–	–
	3,612	3,483
Total comprehensive income attributable to:
Owners of the Company	3,668	3,548
Non-controlling interests	–	–
	3,668	3,548
Earnings per equity share
Basic ()	16.62	15.24
Diluted ()	16.60	15.23
Weighted average equity shares used in computing earnings per equity share
Basic	217,33,28,621	228,56,57,604
Diluted	217,53,55,178	228,70,58,148

NOTES:

1.	The audited Consolidated Balance sheet and Statement of Comprehensive Income for the three months ended June 30, 2018 have been taken on record at the Board meeting held on July 13, 2018.

2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com

3.	During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya.

4.	During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore